Exhibit 99.1

Trina Solar Announces First Quarter 2013 Results

CHANGZHOU, China, May 29, 2013  — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its financial results for the first quarter of 2013.

First Quarter 2013 Financial and Operating Highlights

•                  Solar module shipments were approximately 393 MW during the first quarter of 2013, representing a sequential decrease of 5.3% from the fourth quarter of 2012

•                  Net revenues were $260.2 million, a decrease of 14.0% from the fourth quarter of 2012

•                  Gross profit was $4.4 million, a decrease of 21.5% from the fourth quarter of 2012

•                  Gross margin was 1.7%, compared to 1.9% in the fourth quarter of 2012

•                  The Company had an accounts receivables provision reversal of $11.1 million in the first quarter of 2013

•                  Operating loss was $40.1 million, compared to $70.4 million in the fourth quarter of 2012

•                  Operating margin was negative 15.4%, compared to negative 23.3% in the fourth quarter of 2012

•                  The Company had a foreign currency exchange loss of $19.0 million, net of changes in the fair value of derivative instruments

•                  Net loss was $63.7 million, compared to a net loss of $87.2 million in the fourth quarter of 2012

•                  Loss per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $0.90, compared to $1.23 in the fourth quarter of 2012

“While the average selling price (“ASP”) of modules continued to decline in the first quarter due to the lingering supply-demand imbalance in the global PV industry, the rate of decline has slowed from previous quarters,” said Mr. Jifan Gao, chairman and CEO of Trina Solar. “In this environment, we continue to focus on improving operational efficiency and exercising financial discipline. In the first quarter, the reductions in non-silicon costs we achieved outweighed the fall in ASP, and we also collected a sizeable amount of overdue accounts receivables. These efforts enable us to maintain strong liquidity and a robust balance sheet, making us better positioned to capture future growth opportunities.

“As previously announced, we completed several restructuring and streamlining initiatives in the second half of 2012 and we saw sustained improvements in our general and administrative expenses in the first quarter of 2013. We will continue to strictly control operating costs while maintaining our product quality and service capabilities. In terms of revenues, we achieved strong sequential shipment growth in Japan and India, two of the most important emerging markets for the PV industry. In Europe we worked to retain quality customers and were also able to diversify our customer base. Trina Solar remains committed to continuing to serve our customers and business partners in Europe as the EU’s preliminary determination on antidumping and countervailing duty tariffs against Chinese solar products approaches.

“At the beginning of the year, we announced that the Company had been awarded the right to develop a 50 MW solar project in Gansu province, China. We began construction on the project during the end of the first quarter and expect to connect the project to the power grid and begin limited production by the end of the third quarter of 2013. For our downstream systems business, we remain committed to focusing on R&D and delivering innovative products and solutions to lower installation costs, while enhancing the efficiencies and ease-of-use of solar energy.”

Recent Business Highlights

During the first quarter of 2013, the Company:

•                 Obtained approval from the Gansu Provincial Development and Reform Commission to develop a 50 MW grid-connected solar power plant in Wuwei, Gansu Province. The project is part of a plan to stimulate the economy in a region challenged by semi-desert conditions. The Wuwei municipality is well-suited for solar energy production due to favorable irradiance and the ability to sell and transmit electricity to other regions in addition to supplying local needs.

•                 Announced that it will supply 30 MW of photovoltaic modules to Gestamp Solar, one of the world’s leading companies in the development and management of photovoltaic parks, for two projects in South Africa. Large-scale solar power systems will be installed in the towns of Prieska and De Aar in Northern Cape Province, with the capacity to generate 20 MW and 10 MW respectively. According to the terms of the agreement, deliveries will be made in the third quarter of 2013.

•                 Announced 60-cell PDG5, the first in Trina Solar’s new line of dual-rated frameless modules. The PDG5 is resistant to potential induced degradation (PID) and micro-cracking, and does not require grounding. The PDG5 provides reliable performance under stressful environmental conditions.

•                 Announced that according to a new report from Solar Business Services, titled “Australian PV - Technology and Brands 2013”, Trina Solar was the most popular solar panel brand in Australia during 2012, accounting for 100 MW of installations.

•                 Announced that it has been recognized by Fast Company magazine in their 2013 list of The World’s Top 10 Most Innovative Companies in China.

•                 Announced a new slimline frame design across its full range of 72-cell monocrystalline and 60-cell polycrystalline modules. Frame thickness has been reduced from 40mm to 35mm, and products are immediately available.

Subsequent Events

Subsequent to the first quarter of 2013, the Company:

•                 Filed its annual report on Form 20-F for the fiscal year ended December 31, 2012 with the Securities and Exchange Commission on April 2, 2013.

•                 Announced that Jodie Roussell, Head of Public Affairs Europe at TrinaSolar, had been elected Vice-President of the Board of the European Photovoltaic Industry Association (EPIA) at the EPIA’s annual general meeting in Brussels in March 2013.

First Quarter 2013 Results

Net Revenues

Net revenues in the first quarter of 2013 were $260.2 million, a decrease of 14.0% sequentially and 25.6% year-over-year. Total shipments were 392.6 MW, compared to 414.5 MW in the fourth quarter of 2012 and 380.0 MW in the first quarter of 2012. The sequential decrease in shipments was caused primarily by a seasonal weakness in China, which, together with the continuous decline in ASP due to supply-demand imbalances, caused the decrease in revenues.

Gross Profit and Margin

Gross profit in the first quarter of 2013 was $4.4 million, compared to a gross profit of $5.6 million in the fourth quarter of 2012 and $20.3 million in the first quarter of 2012.

Gross margin was 1.7% in the first quarter of 2013, compared to 1.9% in the fourth quarter of 2012 and 5.8% in the first quarter of 2012. The year-on-year decrease in gross margin was due primarily to declines in the ASP of modules that exceeded decreases in costs during the past year.

Operating Expense, Loss and Margin

Operating expenses in the first quarter of 2013 were $44.5 million, a decrease of 41.5% sequentially and a decrease of 26.0% year-over-year. The Company’s operating expenses represented 17.1% of its first quarter net revenues, a decrease from 25.1% in the fourth quarter of 2012 and 17.2% in the first quarter of 2012. The sequential percentage decrease was primarily due to an accounts receivables provision reversal of $11.1 million during the first quarter of 2013 and expense control measures taken by the Company since the second half of 2012. Operating expenses in the first quarter of 2013 included $1.1 million in share-based compensation expenses, compared to $0.1 million in the fourth quarter of 2012 and $2.0 million in the first quarter of 2012.

As a result of the foregoing, operating loss in the first quarter of 2013 was $40.1 million, compared to operating losses of $70.4 million in the fourth quarter of 2012 and $39.9 million in the first quarter of 2012. Operating margin was negative 15.4% in the first quarter of 2013, compared to negative 23.3% in the fourth quarter of 2012 and negative 11.4% in the first quarter of 2012.

Net Interest Expense

Net interest expense in the first quarter of 2013 was $13.2 million, compared to $11.4 million in the fourth quarter of 2012 and $8.8 million in the first quarter of 2012. The sequential increase in net interest expense was primarily due to an increase in average bank borrowings in the first quarter of 2013.

Foreign Currency Exchange Loss and Gain

The Company had a foreign currency exchange loss of $19.0 million in the first quarter of 2013, which included changes in fair value of derivative instruments, compared to a net gain of $4.7 million in the fourth quarter of 2012 and a net gain of $9.0 million in the first quarter of 2012. This net loss was primarily due to the depreciation of the Euro and Japanese Yen against the U.S. dollar during the first quarter of 2013, offset by gains from foreign currency hedging contracts involving the Euro, Renminbi, and U.S. dollar used by the Company to mitigate its foreign currency risk exposure.

Income Tax Benefit and Expense

Income tax benefit was $6.1 million in the first quarter of 2013, compared to income tax expense of $11.3 million in the fourth quarter of 2012 and income tax benefit of $8.8 million in the first quarter of 2012. The income tax benefit in the first quarter of 2013 primarily resulted from a deferred tax benefit recognized in connection with the net operating losses incurred in the quarter, net of provision for valuation allowance.

Net Loss and Loss per ADS

As a result of the foregoing, net loss was $63.7 million in the first quarter of 2013, compared to net loss of $87.2 million in the fourth quarter of 2012 and $29.8 million in the first quarter of 2012.

Net margin was negative 24.5% in the first quarter of 2013, compared to negative 28.8% in the fourth quarter of 2012 and negative 8.5% in the first quarter of 2012.

Loss per fully diluted ADS was $0.90 in the first quarter of 2013. The impact of accounts receivables provision reversal was approximately $0.16, while the effect of the foreign currency exchange net loss was approximately $0.27, per ADS.

Financial Condition

As of March 31, 2013, the Company had $822.3 million in cash and cash equivalents and restricted cash, and a working capital balance of $238.5 million. Total bank borrowings were $1,226.4 million, of which $395.5 million were long-term borrowings. The Company decreased its short-term borrowings by $45.0 million to approximately $830.8 million as of March 31, 2013.

At the end of the first quarter of 2013, $83.6 million of the Company’s convertible senior notes due July 2013 remained outstanding, which remained unchanged from the fourth quarter of 2012.

Shareholders’ equity was $823.5 million as of March 31, 2013, a decrease from $881.8 million at the end of the fourth quarter of 2012.

Second Quarter and Fiscal Year 2013 Guidance

During the second quarter of 2013, the Company expects to ship between 500 MW to 530 MW of PV modules.

The Company believes its overall gross margin for the second quarter, taking into account wafer and cell quantities outsourced from third party suppliers to meet demand in excess of its internal capacity and other needs, will be in the middle single-digits in percentage terms. Such guidance is based on the exchange rate between the Euro and U.S. dollar as of May 29, 2013.

For the full year 2013, the Company maintains its previous guidance of 2.0 GW to 2.1 GW for total PV module shipments.

Operations and Business Outlook

Manufacturing Costs

In the first quarter of 2013, the Company continued its efforts to reduce manufacturing costs, achieving a reduction of high single digit in percentage terms from a quarter ago. The sequential decrease in non-silicon manufacturing costs were primarily due to improved supply chain cost control, increased utilization of the Company’s in-house manufacturing capacities, as well as increases in the Company’s module efficiencies and improvements in its manufacturing processes.

As a result of increased average poly-silicon spot prices in the first quarter of 2013 compared to the fourth quarter of 2012, the Company experienced a sequential increase in silicon costs in its module manufacturing business. Through its diversified range of short, medium and long-term supply agreements, the Company will continue to maintain competitive silicon costs relative to current market prices.

2013 Manufacturing Capacity

As of March 31, 2013, the Company’s annualized in-house ingot and wafer production capacity remained approximately 1.2 GW and its PV cell and module production capacity remained approximately 2.4 GW.

Project Development

The Company has commenced the construction of its 50 MW project in Gansu Province, China. Completion of the project is expected by the end of the third quarter of 2013.

The Company continues to source project opportunities inside and outside of China. The commencement of a project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as the attainment of certain project rights, including land use rights and the right to construct manufacturing facilities in the relevant locations.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on May 29, 2013, to discuss the results for the quarter ended March 31, 2013. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Zhiguo Zhu, Senior Vice President and President of Trina Solar’s Module Business Unit, and Kevin Zhang, Head of Investor Relations. Supplemental information will be made available on the Investors Section of Trina Solar’s website at www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 7055-7416.

If you are unable to participate in the call at this time, a replay will be available on May 29 at 10:00 a.m. ET, through June 12, at 11:59 p.m. ET. To access the replay, dial 1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 7055-7416.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2012
Net revenues	$260,222	$302,746	$349,880
Cost of revenues	255,798	297,112	329,619
Gross profit	4,424	5,634	20,261
Operating expenses
Selling expenses	24,468	30,350	27,381
General and administrative expenses	14,547	40,320	26,082
Research and development expenses	5,475	5,392	6,685
Total operating expenses	44,490	76,062	60,148
Operating loss	(40,066)	(70,428)	(39,887)
Foreign exchange (loss) gain	(20,063)	2,582	6,472
Interest expenses	(14,608)	(12,682)	(11,511)
Interest income	1,387	1,244	2,734
Gain on change in fair value of derivative	1,079	2,153	2,520
Other income, net	2,445	1,209	1,029
Loss before income taxes	(69,826)	(75,922)	(38,643)
Income tax benefit (expense)	6,085	(11,256)	8,822
Net loss	(63,741)	(87,178)	(29,821)
Income attributable to the noncontrolling interest	—	—	—
Net loss attributable to Trina Solar Limited	$(63,741)	$(87,178)	$(29,821)
Loss per ADS*
Basic	$(0.90)	$(1.23)	$(0.42)
Diluted	$(0.90)	$(1.23)	$(0.42)
Weighted average ADS outstanding*
Basic	70,804,960	70,772,050	70,586,800
Diluted	70,804,960	70,772,050	70,586,800

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

Net loss	$(63,741)	$(87,178)	$(29,821)
Other comprehensive income (loss):
Foreign currency translation adjustments	4,534	(877)	(3,874)
Comprehensive loss	(59,207)	(88,055)	(33,695)
Income attributable to non-controlling interest	—	—	—
Comprehensive loss attributable to Trina Solar Limited	$(59,207)	$(88,055)	$(33,695)

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Mar. 31	Dec. 31	Mar. 31
	2013	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	$703,795	$807,276	$632,488
Restricted cash	118,484	110,920	115,787
Inventories	341,597	318,504	351,036
Project assets, current portion	7,926	7,960	9,235
Accounts receivable, net	365,311	390,157	555,206
Current portion of advances to suppliers, net	61,966	57,846	67,196
Prepaid expenses and other current assets, net	92,204	72,824	106,646
Total current assets	1,691,283	1,765,487	1,837,594
Property, plant and equipment, net	872,363	893,340	944,801
Project assets, net of current portion	19,980	23,398	5,062
Land use rights, net	41,754	41,961	42,629
Advances to suppliers, net of current portion	76,878	86,993	123,286
Investment in equity affiliates	10,961	10,961	7,753
Deferred income tax assets, net	47,333	41,048	19,038
Other noncurrent assets	1,901	1,669	2,296
TOTAL ASSETS	$2,762,453	$2,864,857	$2,982,459
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$830,844	$875,821	$501,599
Accounts payable	449,745	428,626	534,045
Convertible senior notes	83,582	83,582	—
Accrued expenses and other current liabilities	88,649	91,126	116,941
Total current liabilities	1,452,820	1,479,155	1,152,585
Long-term bank borrowings, excluding current portion	395,520	415,150	518,840
Convertible senior notes	—	—	118,006
Accrued warranty costs	68,077	65,780	62,467
Other noncurrent liabilities	22,544	22,987	16,873
Total liabilities	1,938,961	1,983,072	1,868,771
Ordinary shares	40	40	39
Additional paid-in capital	657,908	656,944	653,002
Retained earnings	151,654	215,395	452,130
Accumulated other comprehensive income	13,740	9,206	8,317
Total Trina Solar Limited shareholders’ equity	823,342	881,585	1,113,488
Non-controlling interest	150	200	200
Total equity	823,492	881,785	1,113,688
TOTAL LIABILITIES AND EQUITY	$2,762,453	$2,864,857	$2,982,459

For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou)	Brunswick Group Ilse Schache Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com

Kevin Zhang, Investor Relations Phone: + (86) 519-8517-6093 (Changzhou) Email: ir@trinasolar.com